FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Barth, John M.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. JCI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 5757 N. Green Bay Ave. P.O. Box 591	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/18/02
(Street) Milwaukee, WI 53201-0591		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								4,719	I	By 401(k) Plan Trust
Preferred Stock Series D								1,141	I	By 401(k) Plan ESOP Trust
Common Stock	11/18/02		M		50,262	A	$57.7813		D
Common Stock	11/18/02		F		35,110	D	$82.715		D
Common Stock	11/18/02		M		39,738	A	$57.7813		D
Common Stock	11/18/02		D		39,738	D	$82.715	84,164.041	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(1)	(2)	Common Stock	3,466		3,466	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(3)	(4)	Preferred Stock Series D	3,844		3,844	D
Phantom Stock Units/LTPP	1-for-1							(5)	(6)	Common Stock	13,241		13,241	D
Phantom Stock Units/Restricted Stock Grant	1-for-1							(7)	(8)	Common Stock	25,303.1		25,303.1	D
Stock Option	$80.2300							11/14/03	11/14/11	Common Stock	100,000		100,000	D
Stock Appreciation Rights/Tandem Stock Option(9)	$57.7813	11/18/02		M			39,738	11/18//00	11/18/08	Common Stock	39,738		5262	D
Stock Option	$57.7813	11/18/02		M			45,000	11/18/00	11/18/08	Common Stock	45,000		0	D
Stock Option	$58.4063							11/17/01	11/17/09	Common Stock	75,000		75,000	D
Stock Option	$56.8438							11/15/02	11/15/10	Common Stock	150,000		150,000	D
Stock Option/Tandem SAR(10)	$57.7813	11/18/02		M			5,262	11/18/00	11/18/08	Common Stock	5,262		39,738	D
Stock Option/Tandem SAR	$57.7813	11/18/02		H(11)			39,738	11/18/02	11/18/02	Common Stock	39,738		0	D
Stock Appreciation Rights/Tandem Stock Option	$57.7813	11/18/02		H(12)			5,262	11/18/02	11/18/02	Common Stock	5,262		0	D

Explanation of Responses:

(1) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(2) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(3) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(4) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(6) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(7) The restricted phantom stock units were awarded under the Johnson Controls Executive Deferred Compensation Plan. The restricitve period ends on 1/2/2004 and 1/2/2006 in 50% increments. The units are to be settled 100% in cash upon the reporting person's retirement.
(8) The restricted phantom stock units were awarded under the Johnson Controls Executive Deferred Compensation Plan. The restricitve period ends on 1/2/2004 and 1/2/2006 in 50% increments. The units are to be settled 100% in cash upon the reporting person's retirement.
(9) The Stock Appreciation Rights and the Employee Stock Option were granted in tandem. Accordingly, the exercise of one results in the expiration of other.
(10) The Stock Appreciation Rights and the Employee Stock Option were granted in tandem. Accordingly, the exercise of one results in the expiration of other.
(11) Cancelation of option upon exercise of tandem SAR.
(12) Cancelation of Option upon exercise of tandem NSO.

By: /s/ Arlene D. Gumm Attorney-In-Fact for John M. Barth **Signature of Reporting Person	11/20/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY
Know all by these presents, that, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the undersigned hereby constitutes and appoints each of John P. Kennedy, Jerome D. Okarma, Arlene D. Gumm, Barbara L. Heil and any of their substitutes, signing singly, the undersigned's true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned (in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")), in the undersigned's capacity as an officer of Johnson Controls, Inc., a Wisconsin corporation (the "Company"), any and all Forms 3, 4 and/or 5, and any amendments thereto, that are necessary or advisable for the undersigned to file under Section 16(a) (collectively, "Documents");
(2) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Documents and timely file such Documents with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact (or such attorney-in-fact's substitute or substitutes) shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that each attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is such attorney-in-fact's substitute or substitutes or the Company assuming, any of the undersigned's responsibilities to comply with the Exchange Act.  The undersigned agrees to defend and hold harmless each attorney-in-fact (and such attorney-in-fact's substitute or substitutes) from and against any and all loss, damage or liability that such attorney-in-fact may sustain as a result of any action taken in good faith hereunder.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Documents with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26 day of August, 2002.

/s/ John M. Barth
                             Signature

             Printed Name: John M. Barth